

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 18, 2018

By E-Mail

Eric Hovde
Hovde Capital Advisors LLC
122 West Washington Avenue
Suite 350
Madison, WI 53703

> **Re:** **Owens Realty Mortgage, Inc.**
> **Preliminary Proxy Statement filed by Hovde Capital Advisors LLC, et al.**
> **Filed on June 12, 2018**
> **File No. 001-35989**

Dear Mr. Hovde:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Preliminary Proxy Statement

Cover Letter

1. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Provide support for your disclosure that states "…the 9% dividend yield that is common for other mortgage REITs."

The Nominees, page 16

2. We note, on page 17, the disclaimer of beneficial ownership "except to the extent of [each nominee's] pecuniary interest therein." Please note that beneficial ownership is not determined based on pecuniary interest. Refer to Rule 13d-3(a). Please revise.

3. We note your disclosure referring to a substitute nominee (page 18). Please confirm that you will file an amended proxy statement that (1) identifies the substitute nominee, (2) discloses whether such nominee has consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominee.

<u>Form of Proxy Card</u>

4.   Please revise the form of proxy to clearly identify it as being preliminary. Refer to Rule 14a-6(e)(1) of Regulation 14A.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff

        Please direct any questions to me at (202) 551-3619.

                                        Sincerely,

                                        <u>/s/ Daniel F. Duchovny</u>
                                        Daniel F. Duchovny
                                        Special Counsel
                                        Office of Mergers and Acquisitions